UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Partial Changes to the Organizational Structure

of the New Holding Company and the New Trust Bank

Tokyo, August 31, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda) have been preparing for integration in October 2005, subject to the approval by the relevant authorities. As described below they have decided to partially change the organizational structure of the new holding company and the new trust bank, which was announced on April 20, 2005 and May 25, 2005.

1. New Holding Company

In June 2005, in order to exercise consolidated oversight of governance-related matters such as compliance, internal control and risk management with respect to MTFG’s consolidated subsidiaries in the United States, MTFG appointed a Resident Managing Officer for the United States and established a Corporate Governance Division for the United States to carry out support functions for the Managing Officer. MTFG and UFJ have agreed that these corporate governance functions will continue to operate in the new holding company.

The revised organizational chart of the new holding company is attached as Appendix 1.

2. New Trust Bank

In response to the increasingly sophisticated needs of its customers and to revisions to Japan’s Trust Business Law the new trust bank will establish a new Frontier Strategy Planning and Support Division in order to accelerate its corporate growth strategy through developing new businesses and cultivating new markets in Japan and overseas.

The revised organizational chart of the new trust bank is attached as Appendix 2.

(Contacts):

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(81-3-3240-9066)
UFJ Holdings, Inc.	Public Relations Department	(81-3-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(81-3-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(81-3-3218-0775)

Appendix 1

Organizational Chart of the New Holding Company (Revised)

Appendix 2

Organizational Chart of the New Trust Bank (1) (Revised)

Organizational Chart of the New Trust Bank (2) (Revised)